As filed with the U.S. Securities and Exchange Commission on December 18, 2020

Registration No. 333-251468

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Alta Equipment Group Inc.

(Exact name of registrant as specified in our charter)

Delaware	5084	83-2583782
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13211 Merriman Road

Livonia, Michigan 48150

(248) 449-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryan Greenawalt

Chief Executive Officer

13211 Merriman Road

Livonia, Michigan 48150

(248) 449-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Hoover Jude M. Sullivan Howard & Howard Attorneys PLLC 450 West 4th Street Royal Oak, Michigan 48067	Dean M. Colucci Alex Pherson Leigh Krafchek Duane Morris LLP 1540 Broadway New York, NY 10036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ File number 333-251097

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Depositary shares representing a 1/1000th fractional interest in a share of 10% Series A Cumulative Perpetual Preferred Stock, $0.0001 par value per share	$5,000,000	$546
10% Series A Cumulative Perpetual Preferred Stock, $0.0001 par value per share	(3)	(3)

(1)	Includes depositary shares issuable upon exercise of the underwriters’ option to purchase additional depositary shares.
(2)

Based upon the public offering price. The registrant previously registered an aggregate of $25,000,000 of depositary shares on its Registration Statement on Form S-1 (File No. 333-251097), for which a filing fee of $3,273 was previously paid.

(3)

200 shares of Series A Cumulative Perpetual Preferred Stock, $0.0001 par value per share may be issuable upon exchange of depositary shares registered hereunder. No separate consideration will be received for such preferred stock.

The Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE, EXPLANATION OF AMENDMENT AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

On December 18, 2020, Alta Equipment Group Inc., a Delaware corporation, filed a registration statement on Form S-1 (File Number 333-251468) (the “Form S-1MEF”) with respect to the registration of additional shares of its 10% Series A Cumulative Perpetual Preferred Stock, $0.0001 par value per share (the “Series A Preferred”) and depositary shares representing a 1/1000th fractional interest in a share of Series A Preferred, pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The contents of the registration statement on Form S-1 (File No. 333-251097), initially filed with the Securities and Exchange Commission on December 3, 2020, as amended by Amendment No. 1 thereto filed on December 15, 2020 and Amendment No. 2 thereto filed on December 16, 2020 which was declared effective on December 17, 2020, including the exhibits thereto, were incorporated into the Form S-1MEF by reference.

The Form S-1MEF and the exhibits filed therewith were dated December 17, 2020, although the filing was not filed with or accepted by the Securities and Exchange Commission until December 18, 2020. The purpose of this filing is to appropriately reflect the date of the filing and the date of the consents as December 18, 2020. No other changes have been made to the Form S-1MEF.

The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description

5.1	Opinion of Howard & Howard Attorneys PLLC

23.1	Consent of UHY LLP

23.2	Consent of George Johnson & Company

23.3	Consent of Marcum LLP

23.4	Consent of O’Connor & Drew, P.C.

23.5	Consent of Grant Thornton LLP

23.6	Consent of Howard & Howard Attorneys PLLC (included in Exhibit 5.1 to the Registration Statement).

24.1	Powers of Attorney (included on the signature page of the Registration Statement filed on Form S-1 (File Number 333-251097) initially filed with the Commission on December 3, 2020 and incorporated by reference herein).

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Livonia, State of Michigan, on December 18, 2020.

ALTA EQUIPMENT GROUP INC.

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt
Title:	Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/ Ryan Greenawalt Ryan Greenawalt	Chief Executive Officer and Director (principal executive officer)	December 18, 2020

/s/ Anthony Colucci Anthony Colucci	Chief Financial Officer (principal financial officer and principal accounting officer)	December 18, 2020

* Zachary Savas	Director	December 18, 2020

* Daniel Shribman	Director	December 18, 2020

* Andrew Studdert	Director	December 18, 2020

* Katherine White	Director	December 18, 2020

*By:	/s/ Ryan Greenawalt
Attorney-in-fact

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